SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Azco Mining Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

054774 10 4
(CUSIP Number)

September 22, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
W. Pierce Carson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
	7	SOLE VOTING POWER
NUMBER OF		12,750,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		12,750,000
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.9%
14	TYPE OF REPORTING PERSON*
IN

Item 1

(a).

Security:

Common Stock

Item 1

(b).

Name of Issuer:

Azco Mining Inc.

Item 1

(c).

Address of Issuer’s Principal Executive Offices:

7239 N. El Mirage Road

Glendale, AZ  85307

Item 2

(a).

Name of Person Filing:

W. Pierce Carson

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

7239 N. El Mirage Road

Glendale, AZ  85307

Item 2

(c).

Present Principal Occupation:

President & CEO, Azco Mining Inc.

Item 2

(d).

Convictions in last 5 years:

None

Item 2

(e).

Securities law violations in the last 5 years:

None

Item 2

(f).

Citizenship:

U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

Conversion of $100,000 of salary owed for 1,000,000 restricted shares on 9/23/2004.

Conversion of $100,000 of salary owed for 1,000,000 restricted shares on 3/04/2005.

Stock options to purchase 4,000,000 shares at a price of $.11/share granted on 10/07/2003.

Stock options to purchase 2,000,000 shares at a price of $.10/share granted on 4/19/2004.

Stock options to purchase 2,000,000 shares at a price of $.10/share granted on 7/22/2004.

Conversion of $100,000 of salary owed for 750,000 restricted shares on 9/22/2005

Issuance of 2,000,000 restricted shares in connection with sale of mineral property on 9/22/05

Item 4.  Purpose of Transaction.

Mr. Carson acquired the shares and options in connection with his employment as an executive officer of the issuer and in connection with the sale of a mineral property to the Issuer. Mr. Carson has no plans or proposals that would relate to or result in the actions listed in items 4(a) through 4(j).

Item 5. (a).  12,750,000 common shares, 18.9% of Azco Mining Inc.’s outstanding shares, consisting of 4,750,000 common shares and 8,000,000 options giving the right to acquire common shares.

Item 5. (b).  12,750,000 common shares sole power to vote and sole power to dispose.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2005
(Date)
“W. Pierce Carson”
(Signature)
W. Pierce Carson/President & CEO Azco Mining Inc.
(Name/Title)